SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

POINTER TELOCATION LTD.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M7946T104
(CUSIP Number)
July 9, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M7516K103

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDB Development Corporation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
457,288 Ordinary Shares (1)*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
457,288 Ordinary Shares (1)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,288 Ordinary Shares (1)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.67% (2) *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	As of July 9, 2018 this was 427,288 Ordinary Shares.
(2)	As of July 9, 2018 this percentage was 5.3%.

* Based on 8,066,754 Ordinary Shares outstanding as of April 29, 2018 (according to publicly available information provided by the issuer).
Page 2of 7 pages

CUSIP NO. M7516K103

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Sergio Elsztain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
705,329 Ordinary Shares (1) *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
705,329 Ordinary Shares (1) *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
705,329 Ordinary Shares (1) *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.74% (2) **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	As of July 9, 2018 this was 677,147 Ordinary Shares.
(2)	As of July 9, 2018 this percentage was 8.39%.

*See Item 4. The 705,329 Ordinary Shares consist of (i) 457,288 Ordinary Shares held directly by Clal Insurance Enterprises Holdings Ltd. ("CIEH" and the "CIEH Shares", respectively), an affiliate of IDB Development Corporation Ltd., an Israeli corporation, whose debentures are traded in the Tel Aviv Stock Exchange ("IDB Development"); and (ii) 248,041 Ordinary Shares held directly by Epsilon Investment House Ltd. ("Epsilon" and the “Epsilon Shares”, respectively), an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation (“Discount Investment”).

As of July 9, 2018, the 677,147 Ordinary Shares consisted of (i) 427,288 CIEH Shares and (ii) 249,859 Epsilon Shares.

** Based on 8,066,754 Ordinary Shares outstanding as of April 29, 2018 (according to publicly available information provided by the issuer).

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Item 1.

(a)	Name of Issuer: Pointer Telocation Ltd.. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: 14 Hamelacha Street, Rosh Haayin 4809133, Israel

Item 2.

(a)	Name of Person Filings: Eduardo Sergio Elsztain IDB Development Corporation Ltd.

(b)
Address of Principal Business Offices or, if none, Residence:

Eduardo Sergio Elsztain - 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina.

IDB Development Corporation Ltd. – 3 Azrieli Center Triangular Tower 44th floor, Tel Aviv 6602301, Israel

(c)	Citizenship or Place of Incorporation: Mr. Elsztain - Argentina IDB Development Corporation Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, NIS 0.01 par value per share (the “Ordinary Shares”).

(e)	CUSIP Number: M7516K103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Mr. Elsztain holds through companies in his control (i) 100% of the shares of IDB Development, and (ii) 77.86% of the shares of Discount Investment. IDB Development holds 34.8% of the shares of CIEH of which approximately 29.8% of the shares are held by a Trustee as described in the next paragraph..

While Mr. Elsztain is the Reporting Person herein, Mr. Elsztain disclaims beneficial ownership of the Ordinary Shares reported as held by CIEH herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Commissioner of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development means of control in CIEH, including the voting power, except for 5% which remains held by IDB Development, and instructed IDB Development to dispose of its interest in CIEH.

All of the CIEH Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of CIEH. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of any Ordinary Shares held by CIEH covered by this Statement.

All of the Epsilon Shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Epsilon Investment House Ltd. and Epsilon Mutual Funds Management (1991) Ltd. each operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of any Ordinary Shares held by Epsilon covered by this Statement.

(a)	Amount beneficially owned: see row 9 of cover page of the reporting persons.

(b)	Percent of class: see row 11 of cover page of the reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: see row 5 of cover page of the reporting persons

(ii)	Shared power to vote or to direct the vote: see row 6 of cover page of the reporting persons and note in Item 4 above.

(iii)	Sole power to dispose or to direct the disposition of: see row 7 of cover page of the reporting persons

(iv)	Shared power to dispose or to direct the disposition of: see row 8 of cover page of the reporting persons and note in Item 4 above

Page 4of 7 pages

Item 5.
Ownership of 5 Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.     Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2018

BY: IDB DEVELOPMENT CORPORATION LTD. for itself and on behalf of EDUARDO SERGIO ELSZTAIN

By:	/s/ Sholem Lapidot /s/ Aaron Kaufman
Sholem Lapidot and Aaron Kaufman, authorized signatories of IDB DEVELOPMENT CORPORATION LTD., on behalf of Eduardo Sergio Elsztain, pursuant to an agreement annexed as Exhibit 1 to this Schedule 13G.

Page 6of 7 pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Authorization letter dated July 30, 2018 authorizing IDB Development Corporation Ltd. to file this Statement on Schedule 13G on behalf of the Reporting Person.

Page 7of 7 pages